BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025-7019 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SEOUL SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT DIAL
 (650) 473-2630

WRITER’S E-MAIL ADDRESS
 pku@omm.com

September 10, 2014

Confidential

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington, D.C.  20549

Attention:  Susan Block, Attorney Advisor

Re:                                                                                    eHi Car Services Limited

Draft Registration Statement on Form F-1

Initially Submitted on June 30, 2014

CIK No. 0001517492

Dear Ms. Block:

On behalf of eHi Car Services Limited, an exempted company registered in the Cayman Islands (the “Company”), this letter is being sent in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 3, 2014 regarding the above-referenced draft registration statement on Form F-1 (the “Registration Statement”), a draft of which was submitted on a confidential basis to the Commission. The Company is submitting herewith a revised draft Registration Statement on a confidential basis in accordance with Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”) and confirms that it continues to qualify as an “emerging growth company” as defined in the Securities Act.

Set forth below are the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments is set out immediately preceding the corresponding response. All references in the responses to pages and captioned sections are to the revised draft Registration Statement submitted herewith.

In addition to revising the disclosure in response to the Staff’s comments, the Company has, among other things, (i) included in the revised draft Registration Statement its unaudited interim condensed consolidated financial statements for the six months ended June 30, 2013 and 2014 and as of June 30, 2014 and related disclosure, and (ii) disclosed its planned changes to its capital structure, including dividing its common shares into Class A common shares and Class B common shares immediately prior to the completion of the offering contemplated by the draft Registration Statement.

General

1.                                      Please include a currently dated consent of the independent registered public accounting firm upon public filing of your registration statement.

The Company respectfully submits that it will include a currently dated consent of the independent registered public accounting firm upon public filing of the Registration Statement.

Prospectus Summary, page 1

Our competitive strengths, page 3

2.                                      We note your disclosure that your management team is “supported by a strong shareholder base.” Please revise to clarify what you mean by a “strong shareholder base.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 125.

Risk Factors, page 17

We may not be able to sustain our growth, page 19

3.                                      Please also disclose your recent losses in this risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 19.

PRC Regulations, page 41

4.                                      We note your disclosure that “On July 4, 2014, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which replaced the Notice on Issues Relating to the Administration of Foreign Exchange for the Financing and Reverse Investment by Domestic Residents via Offshore Special Purpose Vehicles issued by SAFE in October 2005, or Circular 75.” Please add to the risk factor discussion how this newly promulgated Circular 37 differs from Circular 75 and any additional uncertainties as to its application, compared with prior Circular 75, if applicable, so investors can assess the risk.

In response to the Staff’s comment, the Company has revised the disclosure on pages 41 and 42.

Our contractual agreements, page 44

5.                                      Please file the contractual agreements with your variable interest entity as exhibits.

The Staff’s comment is duly noted. The Company has included the contractual agreements with its variable interest entity Shanghai eHi Information Technology Service Co., Ltd. as Exhibits 10.6, 10.7, 10.8, 10.9 and 10.10 to the Registration Statement.

Capitalization Table, page 58

6.                                      Please revise your table to include your indebtedness (e.g. long-term borrowings) to comply with the disclosure requirements of Item 3.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 58.

Strategic partnerships with leading global travel service providers, page 118

7.                                      Please include disclosure here that there is no written agreement with Ctrip, as your response to prior comment 25 indicates. Please also further explain what your partnership with Ctrip entails and what services are included or how you make money from the partnership.

In response to the Staff’s comment, the Company has revised the disclosure on page 134.

The Company respectfully advises the Staff that, during the ordinary course of business, it entered into certain service agreements with Ctrip for car rental referrals which are similar to service agreements it entered into with other channel operators such as QQ.com, JD.com, Taobao.com and Expedia. Pursuant to the service agreements with Ctrip, the Company agreed to pay a fixed percentage of rental rates from successful car rental referrals as commissions to Ctrip. Transactions incurred under these services agreements were immaterial for the periods indicated. In addition to rental referrals, Ctrip has been a strategic investor and a principal shareholder of the Company since December 2013, and the Company benefits from the vision and sharing of operational experience by Ctrip and its Chairman and Chief Executive Officer, James Liang, a member of the Company’s board of directors, to further improve the technology platform, systems and customer services of the Company. While the Company maintains cooperation with Ctrip in various aspects, it did not enter into any written partnership agreement with Ctrip as it did with Enterprise.

Related Party Transactions, page 149

8.                                      We note your response to our prior comment 32 and reissue in part. Please confirm that all agreements with major shareholders have been filed as material contracts. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. In this regard, we note your response relies in part upon the idea that certain shareholders rights within certain agreements will not survive the offering. Item 601(b)(10)(i) of Regulation S-K requires the filing of a material contract if it is to be “performed in whole or in part at or after the filing of the registration statement.” To the extent you have any agreements with major shareholders which are currently in effect, they should be filed as material contracts unless they are immaterial in amount or significance or advise.

The Staff’s comment is duly noted. The Company has included its Series C share purchase agreement dated August 26, 2010 as Exhibit 4.5 and Series D share purchase agreement dated March 26, 2012 as Exhibit 4.6 to the Registration Statement. The Company confirms that all agreements with its major shareholders which are currently in effect and material in amount or significance have been filed pursuant to Item 601(b)(10) of Regulation S-K.

Taxation, page 198

PRC Taxation, page 198

9.                                      We note your response to our prior comment 37 and reissue in part. Please have counsel revise this section to address and express a conclusion for each material PRC tax consequence. Counsel should clearly identify each material PRC tax consequence being opined upon, set forth counsel’s opinion as to each identified tax item, and set forth the basis for such opinion. Refer to Section III.C.1 of Staff Legal Bulletin No. 19. If there is a lack of authority directly addressing the PRC tax consequence, conflicting authority or significant doubt about the PRC tax consequence, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. If such opinions are given, counsel should explain why it cannot give a “will” opinion and should describe the degree of uncertainty in the opinion. Refer to Section III.C.4 of Staff Legal Bulletin No. 19. In this regard, we note counsel’s use of the phrase “we do not believe” in its discussion of whether or not the company or any of its offshore subsidiaries will be deemed as a “resident enterprise” for PRC tax purposes. Please advise why counsel cannot give a “will,” “should” or “more likely than not” opinion with respect to this PRC tax consequence or, alternatively, have counsel revise this section to express a conclusion regarding this PRC tax consequence.

In response to the Staff’s comment, the Company has revised the disclosure on pages 39, 40, 204 and 205.

Consolidated Statements of Comprehensive Loss

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

Segment Reporting, page F-16

10.                               We note your responses to comments 40, 42, and 43. We believe you should expand your disclosures on pages 73-75 within MD&A to discuss in greater detail management’s approach to pricing and profitability similar to level of detail provided in your response(s) to us. Your expanded discussion should include, but not be limited to, items such as operating expenses are not significant inputs when building your pricing model; profitability is reviewed and measured by the entire company as a whole; the entire vehicle fleet is viewed as one pool of assets that are cross-utilizable; and spending or budgeting decisions are not made by revenue streams. We believe such disclosure will enhance an investors understanding and ability to see the company through the eyes of management. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 75.

Exhibit 5.1

11.                               Refer to Section 1. We note the list of documents reviewed. Please have counsel revise this paragraph to clarify that it has examined all other documents it deems necessary to form its opinions.

In response to the Staff’s comment, the Company’s Cayman Islands counsel has revised its draft opinion. The Company has submitted a revised draft of this opinion as Exhibit 5.1 to the revised draft Registration Statement submitted herewith for the Staff’s review.

12.                               To the extent any selling shareholders participate in the offering, please have counsel revise Section 3 to opine that any shares offered by such shareholders “are legally issued, fully paid and non-assessable.” Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 dated October 14, 2011.

In response to the Staff’s comment, the Company’s Cayman Islands counsel has revised its draft opinion. The Company has submitted a revised draft of this opinion as Exhibit 5.1 to the revised draft Registration Statement submitted herewith for the Staff’s review.

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If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call Colin Sung, Chief Financial Officer of the Company, at +86-21-2890-1111 extension 8336 or Portia Ku of O’Melveny & Myers LLP at (650) 473-2630.

Sincerely,

/s/ Portia Ku

Portia Ku
of O’MELVENY & MYERS LLP

cc:	Ray Ruiping Zhang, Chief Executive Officer and Chairman, eHi Car Services Limited
Colin Sung, Chief Financial Officer, eHi Car Services Limited
Ke Geng, O’Melveny & Myers LLP
Alan Seem, Shearman & Sterling LLP
Shuang Zhao, Shearman & Sterling LLP
Dylan Tey, PricewaterhouseCoopers Zhong Tian LLP